BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

August 8, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montreal, June 30, 2005* – Bombardier Inc. announces closing of new unsecured North American credit facility

BOMBARDIER AEROSPACE

- *Dallas, Texas, May 2, 2005* – Flexjet scheduled to take 51 new Bombardier aircraft
- *Belfast, May 13, 2005* – Bombardier and U.K. Government sign letter of intent on CSeries
- *Montréal, May 13, 2005* - Bombardier announces location of final assembly site and work packages for the CSeries – Letters of intent signed with the governments of Canada, Québec and the United Kingdom

- *Toronto, June 8, 2005* – Bombardier Q400 chosen by South Korea's Jeju Air
- *Paris, France, June 12, 2005* – Bombardier unveils CSeries mockup at Paris Airshow
- *Paris, France, June 14, 2005* – Flybe orders four more Bombardier Q400 airliners

BOMBARDIER TRANSPORTATION

- *Montréal, May 9, 2005* – Bombardier awarded a $239 million US order from SNCF for 48 additional high-capacity trains AGC type
- *Montréal, May 19, 2005* – Bombardier awarded a contract for an Automated People Mover system in China in time for the 2008 Olympic Games in Beijing
- *Montréal, May 31, 2005* – Bombardier awarded a $172 million US order from LNVG in Germany for 78 double-deck coaches and nine locomotives
- *Montréal, May 31, 2005* – Bombardier to deliver an additional 20 high-speed trains to China
- *Montréal, June 24, 2005* – Bombardier receives a $100 million US order from Ret Rotterdam for the delivery of 21 flexity Swift vehicles for the RandstadRail Regional Network
- *Montréal, June 27, 2005* – Bombardier signs long-term framework agreement to supply additional high-speed trains and establish rail equipment maintenance center in China
- *Montréal, July 2, 2005* – Bombardier selected preferred bidder for Rapid Rail System in South Africa

- *Montréal, July 22, 2005* – Bombardier receives orders valued at $425 million US from Metro-North Railroad and Long Island Rail Road for additional M-7 multiple units

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/hl
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

August 8, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montreal, June 30, 2005* – Bombardier Inc. announces closing of new unsecured North American credit facility

BOMBARDIER AEROSPACE

- *Dallas, Texas, May 2, 2005* – Flexjet scheduled to take 51 new Bombardier aircraft
- *Belfast, May 13, 2005* – Bombardier and U.K. Government sign letter of intent on CSeries
- *Montréal, May 13, 2005* - Bombardier announces location of final assembly site and work packages for the CSeries – Letters of intent signed with the governments of Canada, Québec and the United Kingdom

- *Toronto, June 8, 2005* – Bombardier Q400 chosen by South Korea's Jeju Air
- *Paris, France, June 12, 2005* – Bombardier unveils CSeries mockup at Paris Airshow
- *Paris, France, June 14, 2005* – Flybe orders four more Bombardier Q400 airliners

<u>BOMBARDIER TRANSPORTATION</u>

- *Montréal, May 9, 2005* – Bombardier awarded a $239 million US order from SNCF for 48 additional high-capacity trains AGC type
- *Montréal, May 19, 2005* – Bombardier awarded a contract for an Automated People Mover system in China in time for the 2008 Olympic Games in Beijing
- *Montréal, May 31, 2005* – Bombardier awarded a $172 million US order from LNVG in Germany for 78 double-deck coaches and nine locomotives
- *Montréal, May 31, 2005* – Bombardier to deliver an additional 20 high-speed trains to China
- *Montréal, June 24, 2005* – Bombardier receives a $100 million US order from Ret Rotterdam for the delivery of 21 flexity Swift vehicles for the RandstadRail Regional Network
- *Montréal, June 27, 2005* – Bombardier signs long-term framework agreement to supply additional high-speed trains and establish rail equipment maintenance center in China
- *Montréal, July 2, 2005* – Bombardier selected preferred bidder for Rapid Rail System in South Africa

- *Montréal, July 22, 2005* – Bombardier receives orders valued at $425 million US from Metro-North Railroad and Long Island Rail Road for additional M-7 multiple units

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER INC. ANNOUNCES CLOSING OF NEW UNSECURED NORTH AMERICAN CREDIT FACILITY

Montréal, June 30, 2005 – Bombardier Inc. announced today that it has successfully closed a $1.1 billion US unsecured credit facility through a syndicate of banks. The maturity date for this facility is July 10, 2007. The $1.0 billion target amount was increased as a result of oversubscription.

A syndicate of sixteen financial institutions is providing this facility with National Bank Financial and Citigroup Global Markets Inc. acting as lead arrangers and joint bookrunners. This facility will replace Bombardier's existing North American credit facility and provide Bombardier with maximum flexibility in issuing letters of credit and letters of guarantee. The new credit facility contains typical covenants such as the maintenance of certain liquidity and fixed charge coverage ratios as well as a leverage ratio similar to the debt-to-equity ratio maintenance covenant contained in Bombardier's existing credit facility. The covenants also include customary limitations for facilities of similar nature.

"As expected, this successful transaction builds on the Corporation's healthy liquidity position and demonstrates the banking syndicates' continued confidence in our business plan and our recovery," said François Lemarchand, Bombardier's Senior Vice President and Treasurer.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
Bombardier Inc.
+514-861-9481
www.bombardier.com

BOMBARDIER

PRESS RELEASE

FLEXJET SCHEDULED TO TAKE 51 NEW BOMBARDIER AIRCRAFT

DALLAS, Texas, May 3, 2005 — In response to increased demand for *Flexjet* aircraft, Bombardier is reserving 51 aircraft positions with a value of approximately $829 million for delivery to *Flexjet* over the next three years. This is in addition to the 16 new aircraft added to the *Flexjet* fleet since January 1, 2004, and represents both replacement of existing aircraft in the *Flexjet* fleet and net additional aircraft resulting from new sales of fractional shares.

More than 60 per cent of the planned deliveries will be *Learjet 40 XR* and *Challenger 300* aircraft. These new Bombardier aircraft types helped *Flexjet* to achieve a 67 per cent increase in the number of new owners during 2004 compared with the previous year. Response from current *Flexjet* owners has also been tremendous and the company expects that many of these future aircraft will be sold to existing customers as their contracts come up for renewal.

"The new *Bombardier Challenger 300* and *Learjet 40* aircraft contributed to our rebound in sales during 2004 and our positive outlook for the future," said Michael McQuay, President, Bombardier Aircraft Services.

Flexjet owners purchase an interest in a Bombardier-built business jet that is managed on their behalf by *Flexjet*. The company provides trip reservation and scheduling, flight crews, aircraft maintenance and insurance.

"The *Challenger 300* is perfect. It has comfort, range, and speed. What else do you need? I can honestly say it has extended my career," said Lance Armstrong, six-time winner of the Tour de France.

"I chose the *Bombardier Challenger 300* because it is one of the most efficient, highest performing aircraft available", stated Michael Connors, president emeritus, AOL Technologies. "I have been very satisfied during my five years with *Bombardier Flexjet* and decided to renew and increase my ownership due to their responsiveness and the value they offer compared to other programs."

"We have been flying with *Bombardier Flexjet* since 1999 and have enjoyed the service. We recently decided to move into the *Learjet 40 XR*. It's quick, comfortable and has lots of room for baggage," said PGA TOUR professional Scott Verplank.

These new aircraft will support the complete range of private jet travel services offered by Bombardier. Companies and private individuals can select everything from the *Flexjet* 25-hour jet card or a full-service fractional ownership share in *Learjet 40 XR, Learjet 45 XR, Learjet 60, Challenger 300* or *Challenger 604* aircraft.

As part of Bombardier, a world leading manufacturer of business aircraft, *Flexjet* is the only fractional jet ownership program that offers the complete line of Bombardier-built *Learjet* and *Challenger* family of aircraft. *Flexjet* continues to lead the fractional ownership industry in program innovation and flexibility by offering the widest variety of share sizes and program enhancements such as *Versatility Plus* and *AnyTime Options.*

About Flexjet

Established in 1995 and based in Dallas, Texas, *Bombardier Flexjet* offers a turnkey program allowing individuals or companies to purchase a share in a Bombardier business jet at a fraction of the full ownership cost. *Flexjet* owners select the most appropriate aircraft type for their needs, determine the number of hours per year they fly, and purchase shares of the Bombardier business jets starting at a share size of 1/16th (equal to 50 hours flying per year). *Flexjet* guarantees 24-hour access to its fleet with as little as six hours notice and can fly into 10 times the number of airports available to commercial flights, for maximum travel flexibility. Owners pay predictable monthly management and usage fees, while *Bombardier Flexjet* manages aircraft maintenance, flight crews, hangars, fuel and insurance on their behalf. *Flexjet* is the only fractional provider that fields an exclusive family of *Bombardier* business jets, including the *Learjet 40 XR, Learjet 45 XR, Learjet 60, Challenger 300 and Challenger 604.*

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

For information

George-Ann Rosenberg
Bombardier Flexjet
202-887-1921
garosenberg@redpointcommunications.com

www.flexjet.com

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AND U.K. GOVERNMENT SIGN LETTER OF INTENT ON *CSERIES*

Belfast, May 13, 2005 - Bombardier and the Government of the United Kingdom have signed a Letter of Intent (LOI) relating to the new *CSeries* family of aircraft. Under the LOI, the U.K. Government will provide a contribution of £180 million as part of an investment partnership for the development of the *CSeries* aircraft and the location by Bombardier of major work packages at its plant in Northern Ireland.

The Letter of Intent is the first step that would lead to negotiating a formal agreement which would take effect if the Bombardier Board decides to launch the aircraft. The LOI establishes details of the agreement including the terms and conditions of the financial package and the extent of the work packages to be undertaken at Bombardier Aerospace's plant in Belfast. The work would comprise the development of the wings, engine nacelles and composite empennage structures for the *CSeries* aircraft family.

"The U.K. Government has clearly demonstrated its support for the *CSeries* programme through this LOI and their proposed active involvement in the programme," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "This is a very significant milestone as we progress in our discussions with customers and risk-sharing partners before our Board considers a launch decision. The U.K. Government's investment contribution as well as Bombardier's long term commitment to Northern Ireland and our confidence in the skills of our workforce there, strongly influenced our choice of Belfast as the preferred location for these work packages."

Michael Ryan, Vice President and General Manager, Belfast, said: "If the *CSeries* family of aircraft is launched, it would help the research and development of key technologies and capabilities over the next 15 to 20 years that would ensure our Belfast operation remains at the leading edge of aircraft design and manufacture. This contribution from the U.K. Government will help to create or sustain many hundreds of jobs not just in Northern Ireland but throughout our 800 company supply chain in U.K. and Ireland."

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For Information:

Alec McRitchie
Director, Public Affairs,
Bombardier Aerospace, Europe
+44 28 9073-3514

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES LOCATION OF FINAL ASSEMBLY SITE AND WORK PACKAGES FOR THE *CSERIES*

Letters of intent signed with the governments of Canada, Québec and the United Kingdom

Montréal, May 13, 2005 – Bombardier today announced that letters of intent relating to the new *CSeries* family of aircraft have been signed with the governments of Canada, Québec and the United Kingdom. The Greater Montréal area in Québec, Canada, has been selected as the preferred location for the final assembly of the *CSeries* family of aircraft. Bombardier's Belfast plant in Northern Ireland has also been chosen as the preferred site for the development of the wings, engine nacelles and composite empennage structures.

As part of a rigourous selection process, Bombardier Aerospace reviewed program financing proposals from over a dozen sites in Canada, the United States and Europe, which were eventually narrowed down to four offers from Québec, Ontario, New Mexico and Northern Ireland. The proposals were assessed against an exhaustive list of economic, technical and strategic criteria to determine the best environment for the final assembly and major work packages of the *CSeries* family of aircraft.

"This is a very significant milestone as we progress in our discussions with customers and risk-sharing partners before our Board considers a launch decision," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "We would like to thank all the governments who took part in this selection process. Their interest clearly demonstrates their support of the *CSeries* aircraft program and the substantial economic benefits it will generate for the chosen locations."

The Province of Québec was selected as the final assembly site location because of the Canadian and Québec governments' competitive partnership offers, as well as the overall favourable economic and manufacturing context. The new labour agreement reached last March with Bombardier Aerospace employees in Québec was also a key factor in the decision.

Bombardier evaluates *CSeries* development costs, at $2.1 billion US, which it will share with suppliers and partner governments, each for one-third of the total amount. The governments of Canada, Québec and the U.K. will together invest a total of approximately $700 million US. Canada's and Québec's contributions represent $262.5 million US and $87.5 million US respectively. Contributions from the U.K., amounting to $340 million US (£180 million), will be in the form of launch investment and financial assistance. These investments will support the research and development for the *CSeries* family of aircraft and will be repayable on a royalty basis per aircraft.

On March 15, 2005, Bombardier's Board of Directors granted Bombardier Aerospace authority to offer the new *CSeries* family of aircraft to customers. The authority to offer is an important step in the process that could lead to the aircraft program launch. Prior to launch, Bombardier will continue to seek firm commitments from potential customers and suppliers.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
Bombardier Inc.
+1 514 861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER Q400 CHOSEN BY SOUTH KOREA'S JEJU AIR

Toronto, June 8, 2005 – Bombardier Aerospace announced today that Jeju Air of South Korea has placed a firm order for five 74-seat *Bombardier Q400* airliners and taken options on three additional aircraft. Jeju Air is Bombardier Aerospace's first South Korean regional airline customer.

The firm order contract is valued at approximately $120 million US and could rise to $196 million US if the options are converted to firm orders.

Jeju Air was formed in January, 2005 by the Aekyung Group and the Jeju Provincial Government to provide low-fare air services between Jeju Island, a popular vacation destination, and the South Korean mainland. Jeju Air has indicated that it will initially link Jeju Island with Seoul-Gimpo, Busan, Daegu and Cheongju. The airline plans to begin operations in time for the peak summer travel season in 2006.

"We evaluated several turboprop and jet aircraft and selected the *Bombardier Q400* because it is the most economical and comfortable turboprop aircraft in the world making it the most ideal aircraft for our operation," said Sang Kil Joo, President, Jeju Air. "The competitively low operating costs will enable us to be a domestic airline, and we plan to price our airfares 30 per cent lower than the competition."

"This is a landmark order for us," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Bombardier Q400* will be the first regional aircraft in South Korea where there is a growing requirement for such aircraft for both business and tourist travel. Jeju Air will be able to take full advantage of the *Bombardier Q400* aircraft's outstanding economics and passenger comfort and, offer its passengers a superb air service.

"The *Bombardier Q400* has the lowest operating costs of any regional aircraft and is leading the revival of the interest in turboprops," added Mr. Ridolfi.

The Jeju Air transaction increases to 147 the number of firm orders for the 68- to 78-passenger *Bombardier Q400* aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier and *Q400* are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
Images of *Bombardier Q400* aircraft are available in our website Multimedia Library at: www.aero.bombardier.com/htmen/F14.jsp.

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER UNVEILS CSERIES MOCKUP AT PARIS AIRSHOW

- **Best-in-class cabin to provide unparalleled passenger appeal**
- **Bombardier Mirabel facility selected as final assembly site**
- **Discussions with engine manufacturer Pratt & Whitney Canada progressing well**

Paris, France, June 12, 2005 – On the eve of the opening day of the Paris Airshow, Bombardier unveiled the full-scale mockup of its next-generation *CSeries* family of aircraft and provided attendees with the first-ever opportunity to experience first hand the most spacious cabin of any airliner in its class. Bombardier also took the opportunity to announce it had selected its Mirabel facility as the final assembly site for the *CSeries* aircraft and confirmed it was in serious discussions with Pratt & Whitney Canada for a new centreline engine for the aircraft.

Attendees at the unveiling included Claude Béchard, Québec Minister of Economic Development, Innovation and Export Trade, Jean Teasdale, Vice president, Cargo and Industrial Development, Aéroports de Montréal, Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc., Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace and Gary R. Scott, President, Bombardier New Commercial Aircraft Program.

"Today is about more than the unveiling of a cabin mockup, it's an opportunity to experience the future," said Mr. Scott. "The *CSeries* family of airliners is the perfect blend of proven systems, materials and leading-edge technology, optimized for the lower end of the 90- to 149-seat market. With its widebody feel, the *CSeries* cross-section will provide enhanced seating comfort for passengers, with features like broader seats and armrests for the middle passenger and larger windows at every seat to give every passenger the physical and psychological advantages of ample natural light."

The *CSeries* cabin will also have large, rotating baggage bins, a first for single aisle aircraft, allowing each passenger to stow a sizeable carry-on bag on board. Compared to the cabins of current in-service narrowbody aircraft, the *CSeries* will provide airlines with the largest overhead bin volume per passenger and a wider aisle that will allow for faster boarding and disembarkation of passengers.

"In addition to unmatched passenger comfort, the competitive 110- to 130-seat *CSeries* family of aircraft will provide 15 per cent improvement in operating efficiencies, superior operational flexibility, mature reliability levels at entry into service and overall lower life-cycle costs. The *CSeries* aircraft is another example of our commitment to finding new opportunities for innovation that will ensure our continued industry leadership," said Pierre Beaudoin.

Bombardier Mirabel facility

As part of its rigorous selection process, Bombardier assessed its Mirabel facility against an exhaustive list of economic, technical and strategic criteria and determined that the site was the best environment for the final assembly and major work packages for the aircraft.

"We are pleased to have the final assembly facility located in Mirabel, an area where we can count on a skilled aerospace workforce and a good supply base. I want to thank Bombardier employees in the greater Montréal area as well as municipal, provincial and federal government officials for their consolidated efforts that led to this important decision," added Mr. Beaudoin.

"Bombardier has chosen Québec, and now Mirabel, because they can rely on the right expertise needed to go forward with this project. Internationally, Québec ranks in sixth place in the aerospace sector. The reasons for this success are the importance and the quality of our workforce and the confidence major players have in the future of our industry," said Minister Claude Béchard.

Hubert Meilleur, Mayor of Mirabel said: "This is wonderful news for the population of Mirabel. It will allow us to relaunch our local aerospace industry and will contribute to the economic development of our city and region."

Discussions with Pratt & Whitney Canada

Discussions with Pratt & Whitney Canada on a new centreline engine for the *CSeries* aircraft have been progressing well. The new engine is expected to meet the performance targets established by Bombardier. A decision on the launch of the *CSeries* program is expected this fall.

Industry forecasts for the next twenty years show worldwide air traffic growing, on average, by five per cent per annum and market analysis shows that there will be significant demand for 90- to 149-seat commercial airliners. Bombardier has identified a total market for the 90- to 149-seat market segment over the next 20 years of approximately 6,000 aircraft valued at $ 250 billion US, with over 4,000 aircraft needing to be replaced over the next decade.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier and *CSeries* are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
Images of the *CSeries* aircraft will be available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

For more information on Bombardier Aerospace at Paris Airshow 2005, please visit
www.aeroshow.com

For information
John Paul Macdonald
Senior Vice President, Public Affairs
Bombardier Chalet: +011 33 1 41 57 11 01

www.bombardier.com

BOMBARDIER

PRESS RELEASE

FLYBE ORDERS FOUR MORE BOMBARDIER Q400 AIRLINERS

Paris, France, June 14, 2005 - Bombardier Aerospace announced today that FlyBE of Exeter, England has converted four options on the *Bombardier Q400* turboprop airliners to firm orders. Delivery of the aircraft, coupled with the order for 20 *Q400* aircraft announced on January 27, 2005, will increase the FlyBE *Q400* fleet to 45 aircraft.

Today's transaction is valued at approximately $100 million US.

"The *Bombardier Q400* aircraft has played a huge part in the financial turnaround that we have accomplished in the last few years," said Jim French, Chairman and Managing Director of FlyBE. "This aircraft has allowed us to significantly reduce our unit costs and help us become one of Europe's premier low-cost, low-fare airlines in a very competitive marketplace. We are making money with the *Q400* turboprop."

"FlyBE is a showcase for the *Bombardier Q400* aircraft's ability to deliver exceptional value to an airline," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Q400* combines exceptionally low operating costs, jet speed and a very comfortable passenger experience."

In addition to this new order announcement, FlyBE and Bombardier have agreed to jointly promote the Q400 aircraft in the UK and Europe.

Today's order increases firm orders for the *Bombardier Q400* turboprop to 151 aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
An image will be available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A $239 MILLION US ORDER FROM SNCF FOR 48 ADDITIONAL HIGH-CAPACITY TRAINS AGC TYPE

Montréal, May 9, 2005 – Bombardier Transportation announced today that it received an additional order for 48 high-capacity trains AGC type (Autorail Grande Capacité) from the French National Railways (SNCF), valued at approximately $239 million US (186 million Euro). The SNCF represents the French Regions in this transaction. The trains will be delivered between February 2007 and March 2009. Bombardier will manufacture these AGC trains at its Crespin plant, in the Valenciennes region in France, and it is expected that this order will increase the manufacturing rate from 8 trains to 10 trains per month.

Deliveries of the AGC trains started in January 2004 and 60 trains are currently in service. This firm order follows the announced selection of Bombardier by SNCF in September 2001 for the supply of 500 high-capacity regional trains AGC type for the French Regions. In December 2001, a first firm order of 192 was announced, followed by three additional options, one for 73 trains in February 2003, one for 14 trains in March 2003 and one for 100 trains in January 2005. With the current order, the total number of firm orders from SNCF for high-capacity regional trains AGC type is 427.

Jacques Lamotte, Chief Country Representative, France, Bombardier Transportation commented on the occasion: "This new order confirms, once again, SNCF and the French Regions' trust in Bombardier. Every day, these trains demonstrate that they fulfill passengers' needs. This new order further reinforces Bombardier's already strong leadership in the French high-capacity trains market."

The AGC is available in various versions. The trains can run on either diesel fuel, electricity or a combination of the two, and also on a dual mode/dual voltage (diesel fuel and electricity 1.5 kV and 25 kV). The new order from the SNCF includes, for the first time, dual mode/dual voltage trains.

Bombardier Transportation in France operates primarily at its Crespin site in the Valenciennes region, where it employs more than 1600 people. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 2000 vehicles for the Paris Metro, the

Strasbourg, Nantes and Marseille tramways, the recent vehicles for the RER network and the TR2N NG regional transport railcars.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
Emilie Potvin
Communications
+ 1 450 441 8130

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A CONTRACT FOR AN AUTOMATED PEOPLE MOVER SYSTEM IN CHINA IN TIME FOR THE 2008 OLYMPIC GAMES IN BEIJING

Montréal, May 19, 2005 — Bombardier has signed a contract for the design and supply of a *Bombardier CX-100* Automated People Mover (APM) system for the Beijing Capital International Airport. The total value of the contract is approximately $89 million US (70 million euros). The scope of the project includes all the electrical and mechanical works for the 2 kilometres (1.2 miles) system. There is also an option for two years of operation and maintenance services. Notice to proceed is expected in June 2005, with contract completion scheduled for December 2007.

Bombardier's Pittsburgh, USA facility will be responsible for project management, systems engineering and integration, testing and commissioning, in addition to the design and supply of the 11 *CX-100* vehicles and the *Bombardier CITYFLO* 550 automated train control technology.

Wolfgang Toelsner, Bombardier Transportation's Chief Operating Officer, said: "This project denotes the building of our first fully automated and driverless transit system in China, as well as the entry of our APM products into this dynamic market. We are excited to be part of the Airport's expansion project and to be establishing a long-lasting partnership with Beijing Capital International Airport."

Commenting on the order, Jianwei Zhang, Bombardier Chief Country Representative, China, said: "The award of this APM contract enhances our reputation of delivering first-class transportation products. With the 2008 Summer Olympics on Beijing's doorstep, we are proud to showcase this proven and exceptionally reliable *CX-100* technology."

As part of the Airport's major expansion project, the new APM system will operate on dual-guideway between two stations and will serve the new terminal, designated T3. Designed to carry 4,100 passengers per hour per direction, the *CX-100* vehicles will be capable of operating as single-car trains or in consists of up to 4-car trains.

With over 30 years of experience in designing, building and operating APM systems around the world, Bombardier has supplied *CX-100* systems for other airport applications, such as Kuala Lumpur, Malaysia; Frankfurt, Germany; Rome, Italy; Houston, Tampa, and San Francisco, USA;

and the soon to be operational Barajas (Madrid) International Airport in Spain, where Bombardier will also deploy its *CITYFLO* 550 automatic train control technology.

Bombardier participates in three joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The second one, Bombardier Sifang Power (Qingdao) Transportation Ltd., manufactures intercity passenger coaches for the Chinese Ministry of Railways. The other joint venture, Bombardier – CPC Propulsion Systems Co. Ltd. (BCP) - is involved in the production, marketing and maintenance of propulsion components for rail vehicles.

Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of 36 aircraft operated by seven airlines. It is also the top-ranked manufacturer of business aircraft in the country. Bombardier's longstanding business relationship with China began 50 years ago.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors:
Pictures, a backgrounder document on our *CX-100* Automated People Mover (APM), information on Bombardier's activities in China, as well as other complimentary information are available on our web site, via this press release, at the following address:
http://www.bombardier.com

For information:
Hélène V. Gagnon
Senior Director, Communications
+ 1 450 441 8156

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A $172 MILLION US ORDER FROM LNVG IN GERMANY FOR 78 DOUBLE-DECK COACHES AND NINE LOCOMOTIVES

Montréal, May 31, 2005 – Bombardier Transportation announced today that it received an additional order for 78 double-deck coaches and nine locomotives from Landesnahverkehrsgesellschaft Niedersachsen (LNVG) in Lower Saxony, Germany, valued at approximately $172 million US (137 million euros). The delivery of the new coaches will take place between May 2006 and the end of 2007. The coaches will be manufactured at Bombardier's Görlitz site, while the electric locomotives will be produced in Bombardier's facilities in Kassel.

This new contract follows a first firm order by LNVG in 2001 for the supply of 66 double-deck coaches and 10 electric locomotives, followed by a first option in 2003 for 40 coaches and eight locomotives. With this second option, LNVG will now operate a fleet of 187 coaches of the successful double-deck model and 27 *Bombardier TRAXX* P160 AC electric locomotives.

"This new order confirms, once again, the LNVG's trust in Bombardier. With the space-saving concept and the continuous technical improvements to the vehicles, we are constantly updating our products in order to supply our regional transport customers with what they require", said Klaus Baur, Chief Country Representative Germany, Bombardier Transportation.

"Since 1993, over 1,300 of Bombardier's double-deck coaches have been built for Deutsche Bahn alone, but they are also enjoying increasing popularity with international customers. In addition to customers in Germany, train operating companies in Israel, Denmark and Luxembourg have also chosen this tried and tested model", added Olof Persson, President, Mainline and Metros, Bombardier Transportation.

The vehicles to be delivered to LNVG will be intermediate and driving coaches and will have first and second coach classes. Some will be provided with spacious, multi-purpose vestibule areas. All coaches are fully air-conditioned. Electronic passenger information and reservation systems, the extremely quiet ride and an integrated train bistro area provide all the comforts for pleasant and modern travelling, as do the wide entrances designed to meet the needs of disabled passengers.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
A photo is available on our Website at the following address:
www.transportation.bombardier.com/photography.jsp

For information
Hélène V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com.

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO DELIVER AN ADDITIONAL 20 HIGH-SPEED TRAINS TO CHINA

Montréal, May 31, 2005 – Bombardier Transportation and its joint venture partners, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation have received, through their joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), an additional order from the Ministry of Railways of China (MOR) for the production and delivery of 20 eight-car high-speed trainsets. This order follows an initial 20 eight-car high-speed trainsets order awarded to the same parties by the MOR in October 2004. The complete order for the 40 trains is valued at approximately $700 million US (560 million euros) and Bombardier's share is approximately $382 million US (306 million euros). Deliveries of the trains will start in July 2006 and will be completed in December 2007.

Commenting on the order, Olof Persson, President, Mainline and Metros, Bombardier Transportation, said: "This additional order of 20 high-speed trains for the Chinese mainline network clearly demonstrates the superiority of our products as well as the increasingly important role of Bombardier to bring state-of-the-art railway products to the people of China."

The trains, which can reach a speed of 200 km/h, will be designed by Bombardier in Västerås, Sweden. The site in Västerås will also provide part of the propulsion. The carbody production and final assembly will be undertaken in China, under BSP's responsibility.

Jianwei Zhang, Chief Country Representative, China, Bombardier Transportation, said: "This new order confirms, once again, the Ministry of Railways of China's trust in Bombardier. Moreover, it reinforces Bombardier's already strong leadership in the Chinese railway market."

In addition to BSP, Bombardier participates in two other joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The other joint venture, Bombardier-CPC Propulsion Systems Co. Ltd., is involved in the production, marketing and maintenance of propulsion equipment for rail vehicles.

Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one in the Chinese regional aircraft market, with an installed base of 36 aircrafts operated by seven airlines. It is also the first ranked manufacturer of business aircraft supplied to China. Bombardier's longstanding relationship with China began 50 years ago.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors

A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information:

Hélène V. Gagnon
Senior Director, Communications
+ 1 450 441 8156

BOMBARDIER

PRESS RELEASE

BOMBARDIER RECEIVES A $100 MILLION US ORDER FROM RET ROTTERDAM FOR THE DELIVERY OF 21 *FLEXITY* SWIFT VEHICLES FOR THE RANDSTADRAIL REGIONAL NETWORK

Montréal, June 24, 2005 – Bombardier Transportation announced today that it has been awarded a contract from RET, the public transport operator of Rotterdam in The Netherlands, to design and build 21 *Bombardier FLEXITY* Swift vehicles. The contract is valued at approximately $100 million US (83 million euros) and includes an option for up to 21 additional vehicles. The new vehicles are scheduled to be delivered between January and November 2008.

The light rail vehicles will be manufactured at Bombardier's Bautzen plant in Germany, with electrical equipment being supplied by our facility in Mannheim and the bogies being produced at Bombardier's plant in Siegen, Germany.

The vehicles will operate on the new RandstadRail system that will provide quick and comfortable transportation between Rotterdam, The Hague and Zoetermeer, and all the residential areas in between. The 21 new vehicles will be put in service by RET to connect Rotterdam with The Hague.

The proven concept of the vehicles is based on the 81 metros and sneltrams delivered by Bombardier to RET between 1998 and 2002. The main differences between the new vehicles and the existing ones are the new driver's cab and interior design, as well as the three-car bidirectional configuration instead of the two-car version. Other differences include additional equipment for mainline operation, an air-conditioning system in the passenger area and several adaptations according to the latest European technical standards in the field of crashworthiness, fire protection, etc.

Pedro Peters, General Manager, RET said: "This new RandstadRail project is now becoming a reality. The modern and proven concept of the *Bombardier FLEXITY* Swift vehicles will certainly meet our passengers' expectations in terms of comfort, safety, attractiveness, frequency, punctuality and reliability."

Wolfgang Toelsner, Chief Operating Officer, Bombardier Transportation, added: "This order underlines our long-lasting partnership with RET. The proven concept and good performance of our products in combination with Bombardier's know-how, and the positive technical and operational experience of RET guarantee the effectiveness and reliability of these vehicles."

The three-car vehicles have a total length of 42 meters with a passenger capacity of 270 (104 seated and 166 standees). Two such units can be coupled to double the capacity during peak hours. Every vehicle has two locations for wheelchairs, prams or bikes and seven double-sliding plug doors at each side of the vehicle. Passengers will benefit from an excellent ventilation and air-conditioning system, extremely low noise levels, comfortable seats, a modern information system as well as an attractive and spacious design.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Flexity is a trademark of Bombardier Inc. or its subsidiaries

Note to editors
A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
David Slack
Director, Communications
450-441-3190

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS LONG-TERM FRAMEWORK AGREEMENT TO SUPPLY ADDITIONAL HIGH-SPEED TRAINS AND ESTABLISH RAIL EQUIPMENT MAINTENANCE CENTER IN CHINA

Montreal, June 27, 2005 – Bombardier and the China Ministry of Railways (MOR) signed today a long-term strategic cooperation framework agreement related to the purchase by MOR of additional high-speed electric multiple unit trainsets from Bombardier and its joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP). The agreement also covers the creation of a maintenance center dedicated to 200 km/h electric multiple unit trainsets. This center, with a 250-trainset maintenance capacity, is to be established in Guangzhou in 2007. Final agreement is expected to be completed within the next weeks.

Through this 20-year agreement, Bombardier will supply the design and equipment for the center. The MOR will supply land and the building. Bombardier will also supply spare parts, maintenance management services, technical support and training of personnel.

Laurent Beaudoin, Bombardier Chairman of the Board and Chief Executive Officer, accompanied by Bombardier Transportation President, André Navarri, and Bombardier Chief Country Representative in China, Jianwei Zhang, signed the agreement with China Ministry of Railways' Vice Minister Hu Yadong, in the presence of leaders from several departments.

During the signing ceremony, André Navarri commented: "This agreement is another testimony of Bombardier's long-standing commitment to the Chinese market. Our aim has always been to be a full-fledged partner and contributor to the development of the railway network in China. We want to support this development not only in supplying products, but also in providing value-added services and know-how that will ensure long-term efficiency and success to the operator."

Vice Minister Hu Yadong responded that: "The history of friendly cooperation between MOR and Bombardier goes back many years, and this partnership has proven meaningful to both parties. It is in this same spirit that we look forward to this future achievement."

Bombardier participates in three joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The second one, Bombardier Sifang Power (Qingdao) Transportation Ltd., manufactures intercity passenger coaches for the Chinese Ministry of Railways. The other joint venture, Bombardier – CPC Propulsion Systems Co. Ltd. (BCP) - is involved in the production, marketing and maintenance of propulsion components for rail vehicles.

Bombardier's longstanding business relationship with China began 50 years ago. Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of 31 aircrafts operated by six airlines. It is also the top-ranked manufacturer of business aircraft in the country.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information:
Hélène V. Gagnon
Senior Director, Communication
450-441-8156

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELECTED PREFERRED BIDDER FOR RAPID RAIL SYSTEM IN SOUTH AFRICA

Montréal, July 2, 2005 – Bombardier Transportation is a member of the Bombela consortium that has been selected by the Gauteng Provincial Government in South Africa to negotiate the terms of a concession contract for the financing, design, construction, and operation and maintenance of the Gautrain Rapid Rail Link. The 80-km Gautrain system will link Johannesburg, Tshwane and the Johannesburg International Airport. Bombardier, the lead member of the consortium, will be responsible for the core electrical and mechanical systems, including a fleet of *Bombardier Electrostar* vehicles. The opening of the rail link system, which includes 10 stations and a bus feeder system, is planned to coincide with the 2010 Soccer World Cup. Negotiation of the concession contract is expected to commence in July 2005, with financial close expected in 2006.

The project, to be implemented under a Public Private Partnership scheme, consists of financing, design-build, and operations and maintenance of the Gautrain Rapid Rail Link. The Bombela consortium consists of the following members: Bombardier; French civil contractor Bouygues Travaux Publics; RATP Développement, a major French rail and bus operating company; South African civil contractor Murray & Roberts; and Loliwe Rail Contractors and Loliwe Rail Express, which are partnerships of South African companies.

Commenting on the Gauteng Government's selection of the Bombela consortium, Andre Navarri, President of Bombardier Transportation said, "We welcome this outstanding opportunity to partner with local South African and international companies to deliver a world-class system to South Africa. This announcement is a sign of confidence in Bombardier's ability to deliver complex concession projects, as well as complete rail systems for major world events." He added, "we are very confident that our proven *Electrostar* vehicle, combined with our *CITYFLO* 250 train control technology, will provide exceptional system reliability."

Ray Betler, President of Bombardier Transportation, Total Transit Systems, said, "Bombardier is very proud to be part of the Government's vision to build a modern and effective rail system that will alleviate traffic congestion while harmonizing with the region's pristine natural environment. The Gautrain Rapid Rail Link will serve to stimulate job creation and will contribute to the economic development of the Province of Gauteng."

Bombardier and Loliwe Rail Express will be responsible for the design and supply of the Electrostar vehicles, *Bombardier CITYFLO* 250 train control technology, power supply and distribution systems, communications systems, automatic fare collection, trackwork and maintenance equipment, as well as project management, systems engineering and integration, and testing and commissioning.

Bombardier Transportation's facility in Derby, United Kingdom, will be responsible for manufacturing the fleet of *Electrostar* vehicles, with final assembly performed in South Africa by UCW Partnership, a broad-based empowered subsidiary of Murray & Roberts. The *Electrostar* vehicle is operating on a number of lines in the UK, including the c2c line, where it is achieving some of the highest reliability figures in the country.

In addition, Bombardier, with Loliwe Rail Express, will be responsible for maintenance services and training of South African personnel. The civil contractors will be responsible for all of the civil works, including tunnels, stations and the maintenance depot.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
A picture is available on our website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information:
Hélène V. Gagnon
Senior Director, Communications
+ 1 450 441 8156

BOMBARDIER

PRESS RELEASE

BOMBARDIER RECEIVES ORDERS VALUED AT $425 MILLION US FROM METRO-NORTH RAILROAD AND LONG ISLAND RAIL ROAD FOR ADDITIONAL M-7 ELECTRIC MULTIPLE UNITS

Montréal, July 22, 2005 – Bombardier Transportation announced today that the Metropolitan Transportation Authority/Metro-North Railroad (MTA/MNR) and the Metropolitan Transportation Authority/ Lond Island Rail Road (MTA/LIRR) have exercised options for additional M-7 electric multiple unit (EMU) commuter rail cars under an existing contract. MTA/MNR's new order consists of 36 options valued at approximately $80 million US, while MTA/LIRR's order consists of 158 options valued at approximately $345 million US, for a total value of approximately $425 million US.

With these options, Bombardier now has firm orders for 1,172 M-7 cars from the MTA's two commuter railroads – 336 from MTA/MNR and 836 from MTA/LIRR. This includes a base order of 192 cars (from MTA/LIRR) and 980 option cars (from both MTA/LIRR and MTA/MNR). Total value of the firm orders received to date is approximately $2.5 billion US. Should all remaining options be exercised, the entire contract would total 1,266 cars and be valued at $2.7 billion US.

To date, Bombardier has delivered more than 630 M-7 EMUs to the two commuter railroads. William Spurr, President, Bombardier Transportation, North America, said: "This new order underscores Bombardier's excellent relationship with its customers as well as its continuing ability to deliver on large contracts with consistency and quality. We are pleased to be supplying the most advanced EMU on the rails today in North America." He added: "This continues our track record of delivering important rail transportation products into the New York region and elsewhere on the continent."

MTA/LIRR's M-7 fleet is maintaining a twelve-month average for Mean Distance Between Failures (MDBF) performance of approximately 234,000 miles (377,000 km), while MTA/MNR's M-7 fleet maintained a MDBF performance of approximately 212,000 miles (342,000 km) in June 2005– well beyond the contract requirement of 100,000 miles (160, 000 km). Mean Distance Between Failures is a measure commonly used within the industry to assess overall reliability of railcars.

The new M-7 cars are replacing electric railcars that are approaching 40-years old. The M-7s feature state-of-the-art rail transportation technology, including IGBT propulsion, energy efficient dynamic braking and on-board monitoring and diagnostic systems.

Stainless steel carbodies for the M-7 cars are constructed at Bombardier's manufacturing site in La Pocatière, Québec with final assembly and manufacturing taking place at facilities in Plattsburgh, New York. Sub-assembly and manufacturing processes for components, such as bogie frames, are carried out at Bombardier's facility in Auburn, New York.

Recent deliveries of Bombardier products into the New York region include the AirTrain JFK automated transit system at JFK International Airport, New Jersey Transit's RiverLINE light rail transit system operated in southern New Jersey, and 1,030 R142 rapid-transit cars for the subway system operated by MTA/New York City Transit. Bombardier is also building 100 stainless-steel commuter coaches for New Jersey Transit that will carry commuters between New Jersey and the heart of Manhattan.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto astock exchanges (BBD). News and information are available at www.bombardier.com.

Note to editors

A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information

Helene V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com